Exhibit 99.1

Missfresh Announces Receipt of Nasdaq Notice of Market Value of Publicly Held

Shares Deficiency

BEIJING, July 10, 2023—Missfresh Limited (NASDAQ: MF) (“Missfresh” or the “Company”) today announced that it has received written notification from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated July 3, 2023, indicating that for the last 30 consecutive business days, the market value of publicly held shares (“MVPHS”) of the Company was below the minimum amount of US$5,000,000 set forth in Nasdaq Listing Rule 5450(b)(1)(C).

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(D), the Company is provided with a compliance period of 180 calendar days, or until January 2, 2024, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the MVPHS of the Company closes at US$5,000,000 or higher for a minimum of ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

The Nasdaq notification letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

In addition, as previously announced, the Company has requested a hearing as the Company no longer is in compliance with the minimum $10,000,000 stockholders’ equity requirement for continued listing or the alternative criteria and will be presenting its plan to remedy the deficiencies at such time. However, there can be no assurance that the Nasdaq Hearing Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the applicable listing criteria within any extension of time that may be granted by the Nasdaq Hearing Panel following the hearing.

Safe Harbor Statements

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: adverse changes in general economic or market conditions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com